Con Edison Company of New York, Inc.

Exhibit 12.2

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2004	For the Twelve Months Ended December 31, 2003	For the Nine Months Ended September 30, 2003
Earnings
Net Income for Common Stock	$474	$591	$457
Preferred Stock Dividend	8	11	8
Cumulative Effect of Changes in Accounting Principles	—	—	—
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	285	367	294

Pre-Tax Income from Continuing Operations	$767	$969	$759
Add: Fixed Charges*	289	409	298
Add: Amortization of Capitalized Interest	—	—	—
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Preferred Stock Dividend Requirement	—	—	—

Earnings	$1,056	$1,378	$1,057

* Fixed Charges
Interest on Long-term Debt	$239	$333	$251
Amortization of Debt Discount, Premium and Expense	11	13	10
Interest Capitalized	—	—	—
Other Interest	23	42	23
Interest Component of Rentals	16	21	14
Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$289	$409	$298

Ratio of Earnings to Fixed Charges	3.7	3.4	3.5